JOURNEY RESOURCES CORP.
407 – 808 Nelson Street
Vancouver, B.C. V6Z 2H2
Tel: (604) 633-2442

NEWS RELEASE

September 3, 2008	TSX-VENTURE: JNY
FRANKFURT: JL4
OTCBB: JNYRF

JOURNEY RESOURCES ANNOUNCES AMENDED
PRIVATE PLACEMENT OF UP TO $4,000,000 AT $0.125 PER UNIT

THIS PRESS RELEASE IS NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR
DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES.

VANCOUVER, BRITISH COLUMBIA - Journey Resources Corp. (“Journey or the “Company”) announces that, subject to regulatory approval, the Company has amended the terms of a private placement announced in a news release dated June 16, 2008 of up to 20,000,000 units at a price of $0.20 per unit for total proceeds of up to $4,000,000.

Gateway Securities Inc. (“Gateway”) has agreed to continue to act as the Company’s lead agent, on a commercially reasonable best efforts basis, in respect of the sale of a minimum of 12,000,000 units and a maximum of 20,000,000 units at $0.125 per unit to raise gross proceeds of between $1,500,000 and $2,500,000. Each unit consists of one common share and one share purchase warrant, each warrant exercisable to purchase one additional share at $0.20 during the first one year period and $0.25 per share for the second year from the date of closing (the “Units”). Gateway will be paid a cash commission equal to 8% of the total gross proceeds raised. In addition, the Company will issue to Gateway warrants exercisable to purchase 10% of the number of Units sold in the brokered portion of the placement at an exercise price of $0.125 per Unit for a period of two years from the date of closing, and will pay Gateway a corporate finance fee in accordance with industry standards.

Gateway Securities Inc. is a Vancouver, British Columbia based investment dealer. Gateway Securities Inc. provides a broad range of investment related services to both its individual and corporate clients. Our primary focus is providing investment advisory, trade execution, research, capital raising and corporate advisory services as they relate to the venture markets. Gateway Securities is a member of the Investment Industry Regulatory Organization of Canada, the Canadian Investor Protection Fund, the Investment Industry Association of Canada, a participating organization of the Toronto Stock Exchange, a Member of TSX Venture Exchange and a Government Securities Distributor for the Bank of Canada.

The Company is also amending the non-brokered portion of the private placement of up to an additional 12,000,000 Units for proceeds of up to $1,500,000 on the same terms as the amended brokered portion of the private placement.

The Company completed a partial closing of the previous non-brokered private placement announced on June 16, 2008 of 2,024,500 units at $0.20 for proceeds of $404,900 on August 5, 2008. Cash finder’s fees were paid in the amount of $11,152 in connection with this partial closing. In addition, finders were granted an option to purchase a total of 69,700 units at an exercise price of $0.20 for a period of two years from the date of issuance.

Shares issued pursuant to this private placement, as well as any shares issued pursuant to the exercise of the warrants, are subject to a four-month hold period from the date of closing. Finder’s fees may be payable in connection with the non-brokered component of the financing.

The net proceeds of the private placement will be used to fund the expenditure requirements under its previously announced joint venture with Grenville Gold Corporation (“Grenville”) on the Silveria property in Peru (discussed below), and for general working capital purposes. The amended private placement is subject to TSX Venture Exchange approval.

Under the terms of the joint venture between Journey, Grenville and its subsidiaries, Journey has an exclusive option to acquire up to a 75% interest in the Property by funding up to a total of $11,800,000 in exploration and development expenditures.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For Investor information, contact Jack Bal at (604) 633-2442, toll free 1-800-667-1442, e-mail jack.centerline@telus.net, or visit website www.journeyresourcescorp.com

ON BEHALF OF THE BOARD OF DIRECTORS

“Jatinder (Jack) Bal”
JATINDER (JACK) BAL
Director

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address events or developments that the Corporation expects to occur, as forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Although the Corporation believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on beliefs, estimates and opinions of the Corporation’s management on the date the statements are made. The Corporation undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.